SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 7
ON FORM U-1/A
APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
________________________________

Great Plains Energy Incorporated* 1201 Walnut Kansas City, MO 64106 *Other applicants are listed on Exhibit H hereto	Kansas City Power & Light Company 1201 Walnut Kansas City, MO 64106

(Names of companies filing this statement and addresses of principal executive offices)

_________________________________

Great Plains Energy Incorporated

(Name of top registered holding company of each applicant or declarant)

_______________________________

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

(Name and address of agent for service)

______________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Paul Silverman, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20008

i

This Post-Effective Amendment No. 7 amends and restates Post-Effective Amendment No. 6, filed on September 7, 2005.

Item 1.  Description of the Proposed Transactions

A. Introduction

       In this Post-Effective Amendment No. 7 (the "Amendment"), Great Plains Energy Incorporated ("Great Plains Energy"), a Missouri corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Kansas City Power & Light Company ("KCP&L"), a Missouri corporation and a direct public utility subsidiary of Great Plains Energy, and the Great Plains Energy subsidiaries listed in Exhibit H, seek an order amending the Order Authorizing Financing, Dividends, and Other Transactions dated December 29, 2003 (HCAR No. 27784) (the "Order") in the following respects:

*	Extending the Authorization Period established in the Order from December 31, 2005 to February 8, 2006; and

*	Extending the Commission's reservation of jurisdiction over the retention of KLT Investments II until February 8, 2006.

       Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Order.

B.  Background

            By order dated September 7, 2001, in File No. 70-9861 (the "September 7, 2001 Order"), the Commission authorized Great Plains Energy Incorporated ("Great Plains Energy") and its subsidiaries, among other things, to engage in (i) a program of external financing, (ii) intrasystem credit support arrangements, (iii) interest rate hedging measures, and (iv) other intrasystem transactions from time to time through December 31, 2004.

       The Order superseded and replaced certain authorizations contained in the September 7, 2001 Order by the following authorizations for the period of October 1, 2001 through December 31, 2005 (the "Authorization Period"):

       1.  External Financing

           a.  Great Plains Energy

       Great Plains Energy was authorized to issue and sell from time to time Common Stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. The aggregate amount outstanding at any one time of all such securities issued during the Prior Authorization Period was limited to $1.2 billion. Great Plains Energy was authorized to issue, directly or indirectly through one or more Financing Subsidiaries, preferred stock or other types of preferred or equity-linked securities including, without limitation, trust preferred securities and debt or preferred securities that are convertible, either mandatorily or at the option of the holder, into Common Stock or Great Plains Energy indebtedness and forward purchase contracts for common stock.

           b.  KCP&L

       KCP&L was authorized to issue and sell from time to time during the Current Authorization Period notes and other evidences of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $500 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Great Plains Energy, bank lines of credit, and other debt securities. KCP&L was also authorized to continue with certain existing leases in accordance with their terms.

           c.  Non-Utility Subsidiaries

       Great Plains Energy and the Non-Utility Subsidiaries were authorized to make loans to non wholly-owned associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

           d.  Investment Grade Ratings

       Apart from securities issued either for intrasystem financings, or by KCP&L in the form of commercial paper or short-term bank facilities, no guarantees or other securities, other than common stock, could be issued in reliance upon the authorization granted by the Commission unless (i) the security to be issued, if rated, was rated investment grade; (ii) all outstanding securities of the issuer (except in the case of Great Plains Energy, its preferred stock) that were rated were rated investment grade; and (iii) all outstanding securities of Great Plains Energy (except for Great Plains Energy's preferred stock) that were rated were rated investment grade. For purposes of this provision, a security would be deemed to be rated investment grade if it was rated investment grade by at least one nationally recognized statistical rating organization. The Commission reserved jurisdiction over the issuance or any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above were not satisfied.

           e.  Common Equity Capitalization.

       Issuances of guarantees or other securities in reliance upon the Current Authorization by the Commission are subject to the following conditions: (i) Great Plains Energy will maintain common equity as a percentage of consolidated capitalization (as reflected on the balance sheets contained in its most recent filing on Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934, and including short-term debt and current maturities of long-term debt) at 30% or higher at all times during the Current Authorization Period; and (ii) KCP&L will maintain common equity as a percentage of consolidated capitalization (determined in the same manner specified above) at 30% or higher during the Current Authorization Period. The Commission reserved jurisdiction over the issuance of guarantees or other securities in those circumstances where Great Plains Energy or KCP&L does not comply with the 30% common equity criteria.

       2.  Guarantees and Other Forms of Credit Support

       Great Plains Energy was authorized to enter into guarantees and other forms of support agreements on behalf or for the benefit of any Subsidiary during the Current Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time. Non-Utility Subsidiaries were also authorized to provide credit support on behalf and for the benefit of other Non-Utility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).

       3.  Hedging Transactions

       Great Plains Energy and KCP&L (to the extent not exempt pursuant to Rule 52) were authorized to enter into interest rate hedging transactions with respect to existing indebtedness, subject to certain limitations and restrictions, in order to reduce or manage interest rate cost.

       4.  Other Financing Transactions

       Applicants were also authorized to engage in transactions, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned Non-Utility Subsidiary's capital stock capitalization; (ii) the acquisition of the securities of financing subsidiaries and intermediate subsidiaries; (iii) the payment of dividends out of capital or unearned surplus by certain Non-Utility Subsidiaries; and, (iv) sales and service agreements between the subsidiaries, to the extent not otherwise permitted or exempt by rule.

       Great Plains Energy was authorized to invest, directly or indirectly, up to $10 million in the aggregate in GPP to be used for specified types of preliminary project development and administrative activities. Great Plains Energy committed to seek the authorization of the Commission before it acquired, directly or indirectly, any securities of an independent power project.

       5.  KLT Investments II Inc.

       The Commission reserved jurisdiction over the retainability of KLT Investments II Inc. until December 31, 2005.

C.  Requested Amendments to Order

       The Applicants request an order extending (i) the Authorization Period and (ii) the reservation of jurisdiction over the retainability of KLT Investments II Inc., until February 8, 2006, the effective date of repeal of the Act.

Item 2.  Fees, Commissions and Expenses.

       It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Amendment will not exceed $10,000.

Item 3.  Applicable Statutory Provisions.

       A.  General

Sections 6(a) and 7 of the Act are applicable to the issuance of common stock and preferred stock and to the direct or indirect issuance of Notes or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of short-term debt by Great Plains Energy and KCP&L. In addition, Sections 6(a) and 7 of the Act are applicable to interest rate hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the act and Rule 45(a) are applicable to the issuance of guarantees by Great Plains Energy and its Subsidiaries, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy or any Subsidiary of the equity securities of any Financing Subsidiary or Intermediate Subsidiary and to Great Plains Energy's investment in existing or new Subsidiaries. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Non-Utility Subsidiary.

       B.  Compliance with Rules 53 and 54

       The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraph (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effects of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

       Rule 53(a)(1): Great Plains Energy does not hold any interest in any EWG or FUCO.

       Rule 53(a)(2): Great Plains Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Great Plains Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

       Rule 53(a)(3): No more than 2 percent of KCP&L employees will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

       Rule 53(a)(4): Great Plains Energy has submitted a copy of the Application/Declaration in this proceeding and each amendment thereto, copies of all Rule 24 certificates required hereunder, as well as a copy of Great Plains Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of KCP&L.

       Rule 53(b)(1): Great Plains Energy indirectly held interests in DTI Holdings, Inc., Digital Teleport, Inc., Digital Teleport of Virginia, Inc. and Digital Teleport Nationwide LLC. These four companies are ETCs under Section 34 of the Act. On December 31, 2001, DTI Holdings, Inc., Digital Teleport, Inc. and Digital Teleport of Virginia, Inc. (collectively, "DTI") filed voluntary petitions in bankruptcy court for reorganization under Chapter 11 of the U.S. Bankruptcy Code. DTI's plan of reorganization was approved by the bankruptcy court on June 11, 2003, and became effective on June 24, 2003, whereby, among other things, the equity interests in DTI were extinguished and DTI will be dissolved. This provision is thus satisfied.

       Rule 53(b)(2) and (3): These provisions are inapplicable in that Great Plains Energy has no interests in EWGs or FUCOs.

       Rule 53(c): This provision is inapplicable by its terms.

Item 4.  Regulatory Approvals.

            No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.  Procedure

       Applicants respectfully request that the Commission issue a notice of the filing of this Post-Effective Amendment No. 7 to Application /Declaration as soon as practicable and that the Commission's order approving this Post-Effective Amendment No. 7 to Application/Declaration be issued as soon after the notice period as its rules allow. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

       A.  Exhibits

Exhibit Number		Description of Document

A-1	*	Articles of Incorporation of Great Plains Energy Incorporated dated as of February 26, 2001 (Exhibit 3.i to Form 8-K filed October 1, 2001).

A-2	*	Bylaws of Great Plains Energy Incorporated, as amended September 16, 2003 (Exhibit 3.1 to Form 10-Q for the period ended September 30, 2003).

A-3		Articles of Incorporation of Financing Subsidiary (to be filed by amendment).

A-4		Bylaws of Financing Subsidiary (to be filed by amendment).

B-1	*

Credit Agreement dated as of December 15, 2004, among Great Plains Energy Incorporated, Bank of America, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi, Ltd, Wachovia Bank, National Association and BNP Paribas, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of New York, KeyBank National Association, The Bank of Nova Scotia, U.S. Bank National Association, Merrill Lynch Bank USA, Morgan Stanley Bank, Mizuho Corporate Bank, UMB Bank, N.A., PNC Bank, National Association, Bank Midwest, N.A. and UFJ Bank Limited (Exhibit 10.1.s to Form 10-K for the year ended December 31, 2004).

B-2	*

Credit Agreement dated as of December 15, 2004, among Kansas City Power & Light Company, Bank of America, N.A., as Syndication Agent, The Bank of Tokyo-Mitsubishi, Ltd, Wachovia Bank, National Association and BNP Paribas, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of New York, KeyBank National Association, The Bank of Nova Scotia, U.S. Bank National Association, Merrill Lynch Bank USA, Morgan Stanley Bank, Mizuho Corporate Bank, UMB Bank, N.A., PNC Bank, National Association, Bank Midwest, N.A. and UFJ Bank Limited (Exhibit 10.2.h to Form 10-K for the year ended December 31, 2004).

B-3	*	Indenture, dated June 1, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004).

B-4	*	First Supplemental Indenture, dated June 14, 2004, between Great Plains Energy Incorporated and BNY Midwest Trust Company, as Trustee (Exhibit 4.5 to Form 8-A/A, dated June 14, 2004).

B-5	*	Amended Long-Term Incentive Plan, effective as of May 7, 2002 (Exhibit 10.1.a to Form 10-K for the year ended December 31, 2002).

B-6	*	Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1 to Form 8-K dated February 4, 2005).

B-7	*	Restricted Stock Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.2 to Form 8-K dated February 4, 2005).

B-8	*	Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.d to Form 10-K for the year ended December 31, 2004).

B-9	*	Performance Share Agreement Pursuant to the Great Plains Energy Incorporated Long-Term Incentive Plan Effective May 7, 2002 (Exhibit 10.1.e to Form 10-K for the year ended December 31, 2004).

C-1	*

Form S-3 Registration Statement, Great Plains Energy Incorporated, $648,200,000 Senior Debt Securities, Subordinated Debt Securities, Trust Preferred Securities and Related Guarantees, Common Stock, Warrants, Stock Purchase Contracts, Stock Purchase Units (File No. 333-114486 filed on April 15, 2004).

C-2	*	Form S-3 Registration Statement, Great Plains Energy Incorporated Dividend Reinvestment and Direct Stock Purchase Plan, 1,000,000 shares of Common Stock (File No. 333-97263 filed on July 29, 2002).

C-3	*

Form S-8 Registration Statement, Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus"), 1,000,000 shares of Common Stock (File No. 333-120172 filed on November 3, 2004).

C-4	*	Form S-8 Registration Statement, Kansas City Power & Light Company Long-Term Incentive Plan (File No. 33-45618 filed on February 11, 1992).

C-5	*	Amendment No. 1 to Form S-8, Great Plains Energy Incorporated Long-Term Incentive Plan (File No. 033-45618-99 filed on October 1, 2001).

D		Not applicable.

E		Not applicable.

F-1		Opinion of Counsel (to be filed by amendment).

F-2		Past Tense Opinion of Counsel (to be filed by amendment).

G		Form of Notice (to be filed by amendment).

H	List of Applicants.

* Previously filed as indicated and incorporated herein by reference.

       B.  Financial Statements

       Deemed unnecessary because of the de minimis nature of the proposed transaction.

Item 7.  Information as to Environmental Effects.

       The transactions proposed herein will not involve major federal actions significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. 4321 et seq. Consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the knowledge of Applicant, no federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants/Declarants have duly caused this Post-Effective Amendment to Application/Declaration on Form U-1/A to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  September 15, 2005.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut
Kansas City, MO 64106

/s/Terry Bassham_______________________
Name: Terry Bassham
Title: Executive Vice President - Finance & Strategic Development and Chief Financial Officer

On behalf of Great Plains Energy Incorporated and the other applicants listed on Exhibit H.